UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           Elite Pharmaceuticals, Inc.
                               ------------------
                                (Name of Issuer)


                                 Common Stock
                          -----------------------------
                         (Title of Class of Securities)


                                    28659T200
                                  ------------
                                 (CUSIP Number)


                                Harris Freedman
              1241 Gulf of Mexico Drive, Longboat Key, FL 34228
                                 (941) 387-8388
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 9, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 3 pages

                                  SCHEDULE 13D

CUSIP No.   28659T200                                   Page  2  of 3 pages
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1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HARRIS FREEDMAN
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                   (b)  |_|
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS         Personal
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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 372,054 Common Stock
                            --------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ---------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              372,054 Common Stock
                            ---------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      656,804 which includes 25,000 warrants at 5$ and 259,750 warrants at $6.
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .0675
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14)   TYPE OF REPORTING PERSON
      IN
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

                                  SCHEDULE 13D

CUSIP No.   28659T200                                   Page  3  of 3 pages
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Item 4.     Purpose of Transaction.

           As a result of the Company's recent performance, the Reporting Person intends to pursue strategies designed to enhance shareholder value. These actions may include, among other things, (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger or strategic alliances involving the Company or any of its subsidiaries; (c) changes in the present board of directors and/or management of the Company; (d) material changes in the present capitalization of the Company; (e) other material changes in the Company's business or corporate structure; and (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.



                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    July 17, 2002

                                         By:  /s/ Harris Freedman
                                             ----------------------